Can alternative assets help protect you from market swings?

Investors watching US equities and fixed income drop – hit by fears of monetary tightening and a challenging geopolitical environment – may be feeling as if they have "nowhere to hide."

After almost fifteen years of low interest rates, robust US equity markets and global fixed income performance, and volatility compressed by central bank action, a generation of equity traders and portfolio managers has been confronted by unprecedented conditions – in addition to an uncertain geopolitical context, the return of inflation, and further disruptions to global supply chains after a crippling pandemic.



Growth stocks in particular, long a favorite of retail investors due to familiarity with the companies and – in some cases – with their outspoken CEOs, are selling off heavily after prolonged central bank liquidity support had for many years challenged the very concept of "fair valuation" for some of these assets.

So, the question goes, are there really asset classes that can provide positive returns, when liquidity gets drained from markets and bond yields increase? And is cash an option in these circumstances, given the current, 8.5% yearly inflation rate[1]?

At Yieldstreet, we believe investors searching for uncorrelated sources of returns in times of higher interest rates and underperforming public markets can look at private markets as a potential "place to hide." Several private market assets – such as real estate, private equity and digital assets – may exhibit lower correlation to public market moves, while longer maturities may also make them less sensitive to market risk.

In Q1 2022, Yieldstreet's Prism Fund returned 1.7%[2], with public market index losses in the US ranging from 5% to 7%[3], and with the Bloomberg Aggregate index – a proxy for public fixed income – down 6%.

Take a peek at Yieldstreet's private market offerings here.



The Future of Yieldstreet

Past performance is no guarantee of future results. Index performance is presented for illustrative purposes only

1. Source: Bloomberg

2. *Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.*

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

3. Source: Bloomberg.

4. The Bloomberg Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twentyfour local   m This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and